Dreyfus California Intermediate Municipal Bond Fund
Statement of Investments
June 30, 2005 (Unaudited)

Long-Term Municipal Investments--95.3%	Principal Amount ($)	Value ($)
California--78.7%		
ABAG Finance Authority for Nonprofit Corporations:		
COP (Episcopal Homes Foundation) 5.25%, 7/1/2010	3,500,000	3,666,355
Revenue (San Diego Hospital Association)		
5.375%, 3/1/2021	4,000,000	4,282,200
Alameda Corridor Transportation Authority, Revenue		
5.125%, 10/1/2016 (Insured; MBIA)	2,000,000	2,174,740
Alameda County, COP		
5.375%, 12/1/2012 (Insured; MBIA)	2,000,000	2,260,660
Alameda Unified School District (Alameda County)		
Zero Coupon, 8/1/2018 (Insured; FSA)	2,000,000	1,143,220
Alta Loma School District		
Zero Coupon, 8/1/2015 (Insured; FGIC)	1,000,000	672,010
Burbank, Wastewater Treatment Revenue:		
5%, 6/1/2018 (Insured; AMBAC)	895,000	978,056
5%, 6/1/2019 (Insured; AMBAC)	945,000	1,028,217
California (Veterans) 5.35%, 12/1/2016	2,000,000	2,130,580
California Department of Water Resources, Revenue:		
Power Supply 5.125%, 5/1/2019 (Insured; FGIC)	2,000,000	2,171,700
Water (Central Valley Project):		
5.50%, 12/1/2015 (Prerefunded 12/1/2011)	225,000 a	256,097
5.50%, 12/1/2015	1,275,000	1,435,331
5%, 12/1/2016 (Insured; MBIA)	1,750,000	1,943,462
Systems 5.50%, 12/1/2015 (Insured; FGIC)	2,000,000	2,338,480
California Health Facilities Financing Authority, Revenue:		
(Health Facility - Adventist Health Systems):		
5%, 3/1/2017	870,000	913,613
5%, 3/1/2018	1,000,000	1,048,790
(Stanford Hospital and Clinics) 5%, 11/15/2017	2,000,000	2,146,200
California Infrastructure & Economic Development Bank, Revenue:		
(Bay Area Toll Bridges - 1st Lien)		
5.25%, 7/1/2017 (Insured; FSA)	2,000,000	2,236,540
(Workers Compensation Relief)		
5%, 10/1/2015 (Insured; AMBAC)	2,000,000	2,207,280
California Pollution Control Financing Authority, PCR		
(Atlantic Richfield Project) 5%, 4/1/2008	2,850,000	3,007,519
California Public Works Board, LR:		
(Department of Health Services - Richmond Lab):		
5%, 11/1/2019 (Insured; XLCA)	1,680,000	1,836,626
5%, 11/1/2020 (Insured; XLCA)	1,275,000	1,388,207
(Department of Mental Health - Coalinga) 5.50%, 6/1/2018	2,500,000	2,817,875
California Statewide Communities Development Authority:		
Apartment Development Revenue		
(Irvine Apartment Communities) 5.05%, 5/15/2008	2,000,000	2,071,320
COP, Revenue (Huntington Memorial Hospital)		
5.50%, 7/1/2010		
(Insured; Connie Lee) (Prerefunded 7/1/2006)	2,000,000 a	2,096,540
MFHR (Equity Residential) 5.20%, 6/15/2009	2,000,000	2,122,720
Revenue:		
(California Endowment) 5.25%, 7/1/2020	2,280,000	2,541,242
(Huntington Memorial Hospital) 5%, 7/1/2017	3,000,000	3,244,050
Capistrano Unified School District,		
Community Facilities District, Special Tax		
5%, 9/1/2019 (Insured; FGIC)	3,545,000	3,905,597
Carson Redevelopment Agency		
(Area Number 1 - Tax Allocation)		
5.50%, 10/1/2013 (Insured; MBIA)	1,000,000	1,146,470
Central California Joint Powers Health Financing Authority, COP		
(Community Hospitals of Central California)		
6%, 2/1/2020	1,000,000	1,072,860
Central Unified School District, COP		
(Financing Project) 2%, 2/1/2006 (Insured; AMBAC)	1,000,000	995,310
Contra Costa Water Authority,		
Water Treatment Revenue		
5%, 10/1/2016 (Insured; FGIC)	1,000,000	1,094,960
Corona Redevelopment Agency, Tax Allocation		
(Merged Downtown Amended) 5%, 9/1/2016 (Insured; FGIC)	1,000,000	1,098,220
Eastern Municipal Water District, Water & Sewer Revenue,		
COP 5.375%, 7/1/2017 (Insured; FGIC)	2,000,000	2,198,600
El Segundo Unified School District		
5.25%, 9/1/2017 (Insured; FGIC)	1,145,000	1,285,194
Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2015 (Insured; FGIC)	1,000,000	1,148,450
Escondido Unified School District		
5.25%, 8/1/2016 (Insured; FSA)	1,795,000	1,989,973
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue:		
7.05%, 1/1/2010	2,000,000	2,342,020
5.25%, 1/15/2012 (Insured; MBIA)	4,550,000	5,005,455
5.125%, 1/15/2019 (Insured; MBIA)	2,000,000	2,167,780
Fountain Valley School District, COP		
2.50%, 11/1/2006 (Insured; AMBAC)	2,000,000	1,994,380
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue		
(Enhanced - Asset Backed) 5.75%, 6/1/2021	3,500,000	3,780,770
Hartnell Community College District		
5.25%, 8/1/2016 (Insured; MBIA)	1,880,000	2,132,710
Lancaster Financing Authority, Tax Allocation Revenue		

(Project Number 5 & 6 Redevelopment Projects)		
5%, 2/1/2016 (Insured; MBIA)	1,065,000	1,179,914
Lincoln Special Tax,		
Community Facilities District No. 2003 5.65%, 9/1/2019	1,250,000	1,288,413
Los Angeles Community College District		
5.50%, 8/1/2016 (Insured; MBIA) (Prerefunded 8/1/2011)	1,845,000 a	2,092,322
Los Angeles County Metropolitan Transportation Authority,		
Sales Tax Revenue 5%, 7/1/2017 (Insured; FGIC)	1,450,000	1,572,685
Los Angeles County Public Works Financing Authority, LR		
(Master Refunding Project)		
5%, 12/1/2008 (Insured; MBIA)	2,000,000	2,140,320
Los Angeles Unified School District:		
5.50%, 7/1/2012 (Insured; MBIA)	2,850,000	3,249,684
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,124,570
5.75%, 7/1/2015 (Insured; MBIA)	3,000,000	3,555,780
5%, 7/1/2017 (Insured; MBIA)	2,000,000	2,201,560
5%, 7/1/2019 (Insured; FGIC)	2,000,000 b	2,200,780
Marin Municipal Water District, COP (Financing Project)		
5%, 7/1/2016 (Insured; AMBAC)	1,545,000	1,696,982
Metropolitan Water District of Southern California,		
Waterworks Revenue		
5.25%, 3/1/2015 (Prerefunded 3/1/2011)	3,000,000 a	3,371,040
Midpeninsula Regional Open Space District		
Financing Authority, Revenue		
Zero Coupon, 9/1/2015 (Insured; AMBAC)	2,825,000	1,892,185
Milpitas Redevelopment Agency, Tax Allocation		
(Redevelopment Project Area Number 1):		
5.25%, 9/1/2017 (Insured; MBIA)	2,000,000	2,213,020
5.25%, 9/1/2018 (Insured; MBIA)	1,000,000	1,104,290
Modesto Irrigation District, COP (Capital Improvements)		
5.25%, 7/1/2016 (Insured; FSA)	1,370,000	1,504,603
North Orange County Community College District		
5%, 8/1/2019 (Insured; MBIA)	1,000,000	1,099,290
Orange County Community Facilities District, Special Tax:		
(Number 03-1 Ladera Ranch):		
5.25%, 8/15/2019	1,100,000	1,140,029
5.30%, 8/15/2020	1,450,000	1,503,650
(Number 04-1 Ladera Ranch) 4.875%, 8/15/2021	2,355,000	2,376,101
Oxnard Financing Authority, Wastewater Revenue		
5%, 6/1/2016 (Insured; FGIC)	1,000,000	1,095,700
Palomar Pomerado Health (Election of 2004)		
5%, 8/1/2019 (Insured; AMBAC)	1,985,000 b	2,173,377
Pasadena Area Community College District,		
Election of 2002 5%, 6/1/2017 (Insured; FGIC)	1,170,000	1,281,115
Port Oakland, Revenue 5%, 11/1/2013 (Insured; MBIA)	1,000,000	1,081,140
Rancho Water District 5.50%, 8/1/2008 (Insured; FSA)	1,670,000	1,803,299
Riverside County Public Financing Authority,		
Tax Allocation Revenue (Redevelopment Projects)		
5.25%, 10/1/2018 (Insured; XLCA)	1,275,000	1,407,026
Riverside Improvement Board, Act 1915		
(Canyon Springs Assessment):		
4%, 9/2/2010	1,230,000	1,245,732
4.25%, 9/2/2011	1,000,000	1,024,230
Sacramento City Unified School District, Election of 1999		
5.25%, 7/1/2020 (Insured; FSA)	2,435,000	2,714,002
Sacramento County, Special Tax		
(Community Facilities District Number 1):		
5.20%, 12/1/2007	1,110,000	1,147,773
5.40%, 12/1/2009	1,220,000	1,282,501
Sacramento County Sanitation District		
Financing Authority, Revenue 5.50%, 12/1/2014	4,000,000	4,503,080
San Diego County, COP (Burnham Institute) 5.70%, 9/1/2011	3,700,000	3,948,603
San Diego Housing Authority, MFHR		
(Island Village Apartments) 5.10%, 7/1/2012		
(Collateralized; FHLMC)	1,145,000	1,224,074
San Diego Unified School District, Election of 1998		
5.25%, 7/1/2016 (Insured; FSA)	1,465,000	1,650,967
San Mateo County Community College District		
(Election of 2001) 5%, 9/1/2020 (Insured; MBIA)	2,000,000	2,183,280
San Mateo Redevelopment Agency (Tax Allocation)		
5.10%, 8/1/2014	1,835,000	1,961,101
San Mateo Union High School District		
5%, 9/1/2021 (Insured; FSA)	2,545,000	2,759,976
Santa Clara Unified School District 5.50%, 7/1/2016	1,870,000	2,078,281
South Orange County Public Financing Authority,		
Special Tax Revenue (Foothill Area)		
5.25%, 8/15/2017 (Insured; FGIC)	2,000,000	2,225,840
South Placer Wastewater Authority,		
Wastewater Revenue 5.50%, 11/1/2015		
(Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 a	1,133,990
Southeast Resource Recovery Facilities Authority, LR:		
4%, 12/1/2007 (Insured; AMBAC)	1,000,000	1,029,470
5.25%, 12/1/2017 (Insured; AMBAC)	1,000,000	1,105,510
Sunnyvale, Solid Waste Revenue		
5.50%, 10/1/2015 (Insured; AMBAC)	1,695,000	1,879,399
Truckee-Donner Public Utility District, COP:		
4.50%, 1/1/2008 (Insured; ACA)	1,500,000	1,546,185
4.50%, 1/1/2009 (Insured; ACA)	1,685,000	1,748,541
University of California, General Revenues		
5%, 5/15/2015 (Insured; FSA)	1,280,000 b	1,417,587

U.S. Related--16.6%

Children's Trust Fund, Tobacco Settlement Revenue:			
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000	a	1,120,700
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000	a	3,362,100
Guam, LOR (Section 30) 5.50%, 12/1/2010 (Insured; FSA)	3,000,000		3,362,910
Puerto Rico Commonwealth (Public Improvement):			
5%, 7/1/2005	230,000		230,016
5.75%, 7/1/2008 (Insured; MBIA)	2,000,000		2,171,500
5.50%, 7/1/2013 (Insured; FSA)	2,000,000		2,306,500
Puerto Rico Electric Power Authority, Power Revenue:			
5.75%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2010)	2,000,000	a	2,258,540
5%, 7/1/2022 (Insured; MBIA)	2,945,000		3,227,808
Puerto Rico Highway & Transportation Authority,			
Highway Revenue 6.25%, 7/1/2016 (Insured; FSA)	3,000,000		3,718,560
Puerto Rico Industrial Tourist Educational,			
Medical, & Environmental Control Facilities			
Financing Authority, Industrial Revenue			
(Guaynabo Warehouse) 4.35%, 7/1/2006	1,170,000		1,183,982
Puerto Rico Public Buildings Authority, Revenue:			
(Government Facilities) 5%, 7/1/2012 (Insured; AMBAC)	2,000,000		2,193,360
Government Facility 5.50%, 7/1/2016	1,500,000		1,721,010
Puerto Rico Public Finance Corp.			
(Commonwealth Appropriation):			
5.25%, 2/1/2012 (Insured; AMBAC)	1,500,000		1,665,840
5.75%, 2/1/2012	4,000,000		4,437,280
Virgin Islands Public Finance Authority, Revenue:			
5.625%, 10/1/2010	2,000,000		2,117,100
5.875%, 10/1/2018	1,000,000		1,034,850
Virgin Islands Water and Power Authority, Electric Systems			
5.125%, 7/1/2011 (Insured; Radian)	1,000,000		1,057,590
Total Long-Term Municipal Investments (cost $204,620,227)			**213,847,022**

Short-Term Municipal Investments--6.5%

California Department of Water Resources,			
Power Supply Revenue, VRDN:			
2.45% (LOC; Bank of New York &			
California State Teachers' Retirement)	3,500,000	c	3,500,000
California Economic Recovery, VRDN:			
2.45%	2,500,000	c	2,500,000
2.48%	3,550,000	c	3,550,000
California Housing Finance Agency, Revenue, VRDN 2.48%	1,385,000	c	1,385,000
California Kindergarten University, VRDN			
2.48% (LOC; Citibank &			
California State Teachers' Retirement)	3,500,000	c	3,500,000
Total Short-Term Municipal Investments (cost $14,435,000)			**14,435,000**
Total Investments (cost $219,055,227)	**101.8%**		**228,282,022**
Liabilities, Less Cash and Receivables	**(1.8)%**		**(3,933,485)**
Net Assets	**100.0%**		**224,348,537**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow
and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest
refunding date.
(b) Purchased on a delayed delivery basis.
(c) Securities payable on demand. Variable interest rate -- subject to periodic change.
(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.